Federated Hermes

Press Release

Federated Hermes Premier Municipal Income Fund commences tender offer for common shares

(PITTSBURGH, Pa., Sept. 13, 2024) — Federated Hermes Premier Municipal Income Fund (NYSE: FMN) announced today that it commenced a tender offer for up to 32 percent of its outstanding common shares. The fund's tender offer will expire on Oct. 11, 2024, at 5 p.m. ET. The fund is offering to purchase its outstanding common shares at a price per share equal to 99 percent of its net asset value per share in U.S. dollars as determined as of the end of regular trading on the NYSE on Oct. 11, 2024.

As described in the tender offer materials, if more than 32 percent of the fund's outstanding common shares are duly tendered (and not withdrawn) prior to the expiration date, the fund will repurchase 32 percent of its outstanding common shares on a pro rata basis (with appropriate adjustment to avoid purchase of fractional common shares) upon the terms and subject to the conditions of the tender offer. Accordingly, there is no assurance that the fund will purchase all of a common shareholder's tendered common shares. Additional terms and conditions of the tender offer are set forth in the fund's tender offer materials, which are being distributed to common shareholders. There can be no assurance such terms and conditions will be satisfied. In addition, under certain circumstances, the fund may terminate or abandon the tender offer, as described in the tender offer materials, and there can be no assurance such circumstances will not arise.

The Board of Trustees of the fund, upon recommendation of the fund's investment advisor, Federated Investment Management Company, approved the tender offer. The tender offer was considered as part of the Board's ongoing review of available options to enhance value for the fund's common shareholders, to address the discount at which the fund's common shares have traded and to provide liquidity.

If, at the fund's sole discretion, the tender offer is extended beyond Oct. 11, 2024, another press release will be issued to provide notification of the extension and the purchase price for tendered shares will be based on the net asset value per share in U.S. dollars as determined as of the end of regular trading on the NYSE on the last day of such extension. Questions about the tender offer can be directed to Georgeson LLC, the fund's information agent for its tender offer, at toll free (866) 461-7055.

This announcement is not a recommendation, an offer to purchase, or a solicitation of an offer to sell shares of the fund. Any tender offer will be made only by an offer to purchase, a related letter of transmittal, and other documents, which have been filed with the Securities and Exchange Commission (SEC) as exhibits to the tender offer statement on Schedule TO and are available free of charge on the SEC's website at www.sec.gov. Common shareholders should read the offer to purchase and tender offer statement on Schedule TO and related exhibits for the fund as the documents contain important information about the fund's tender offer. The fund will also make

MEDIA:
Ed Costello 412-288-7538

MEDIA:
Meredith Herndon 412-288-7906

ANALYSTS:
Ray Hanley 412-288-1920

available, without charge, the offer to purchase and the letter of transmittal. Investors can view additional portfolio information in the Products section of **FederatedHermes.com/us**.

Federated Hermes, Inc. (NYSE: FHI) is a global leader in active, responsible investment management, with $782.7 billion in assets under management, as of June 30, 2024. We deliver investment solutions that help investors target a broad range of outcomes and provide equity, fixed-income, alternative/private markets, multi-asset and liquidity management strategies to more than 10,000 institutions and intermediaries worldwide. Our clients include corporations, government entities, insurance companies, foundations and endowments, banks and broker/dealers. Headquartered in Pittsburgh, Federated Hermes has more than 2,000 employees in London, New York, Boston and offices worldwide. For more information, visit **FederatedHermes.com/us**.

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Certain statements made in this press release, such as those related to the tender offer and it providing shareholder value, reducing discount and providing liquidity, are forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause actual results or occurrences to be materially different from any future results or occurrences expressed or implied by such forward-looking statements. Any forward-looking statement, and any future results or occurrences, are inherently subject to significant business, market, economic, competitive, regulatory and other risks and uncertainties, many of which are difficult to predict and beyond the fund's or its investment adviser's control. Risks and uncertainties could vary significantly depending on various factors, such as market conditions, investment performance and investor behavior. Other risks and uncertainties include the risk factors discussed in the fund's annual and semi-annual shareholder reports as filed with the Securities and Exchange Commission. As a result, no assurance can be given as to future results or occurrences, and none of the fund, its investment adviser, or any other person assumes responsibility for the accuracy and completeness, or updating, of such statements in the future.